SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ouster, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

G2283K110

(CUSIP Number)

Jacob Goldfield 33 Union Square West New York, NY 10003 212-633-1882

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	NAME OF REPORTING PERSONS Jacob Goldfield
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 10,971,770
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 10,971,770
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,971,770
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%*
(14)	TYPE OF REPORTING PERSON IN

*     The calculation is based on 161,449,205 shares of Common Stock (as defined herein) issued and outstanding as of March 11, 2021 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on March 15, 2021 (the “Closing 8-K”).

(1)	NAME OF REPORTING PERSONS Sharing LLC Ouster PS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 454,167
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 454,167
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 454,167
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
(14)	TYPE OF REPORTING PERSON OO

*     The calculation is based on 161,449,205 shares of Common Stock (as defined herein) issued and outstanding as of March 11, 2021 as reported in the Closing 8-K.

(1)	NAME OF REPORTING PERSONS Sharing LLC Ouster 2 PS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 6,836,442
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 6,836,442
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,836,442
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%*
(14)	TYPE OF REPORTING PERSON OO

*     The calculation is based on 161,449,205 shares of Common Stock (as defined herein) issued and outstanding as of March 11, 2021 as reported in the Closing 8-K.

(1)	NAME OF REPORTING PERSONS Sharing LLC Ouster 3 PS
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 3,681,161
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 3,681,161
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,681,161
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%*
(14)	TYPE OF REPORTING PERSON OO

*     The calculation is based on 161,449,205 shares of Common Stock (as defined herein) issued and outstanding as of March 11, 2021 as reported in the Closing 8-K.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Ouster, Inc., a Delaware corporation (formerly known as Colonnade Acquisition Corp., the “Issuer”).

The principal executive office of the Issuer is located at 1400 Centrepark Blvd, Ste 810, West Palm Beach, FL.

Item 2. Identity and Background

(a)        This Statement is being jointly filed by:

(i) Sharing LLC Ouster PS, a series of a Delaware series limited liability company (“Sharing”), which has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock held directly by Sharing;

(ii) Sharing LLC Ouster 2 PS, a series of a Delaware series limited liability company (“Sharing 2”), which has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock held directly by Sharing 2;

(iii) Sharing LLC Ouster 3 PS, a series of a Delaware series limited liability company (“Sharing 3”), which has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the shares of Common Stock held directly by Sharing 3; and

(iv) Jacob Goldfield, the sole managing member of Sharing LLC, a Delaware series limited liability company, of which each of Sharing, Sharing 2 and Sharing 3 are a series. Because of the relationship of Mr. Goldfield to Sharing, Sharing 2 and Sharing 3, Mr. Goldfield may be deemed to beneficially own the shares of Common Stock set forth in this Statement.

Each of Mr. Goldfield, Sharing, Sharing 2 and Sharing 3 is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) and (c) The business address of each of Sharing, Sharing 2, Sharing 3 and Mr. Goldfield is

33 Union Square West

New York, New York 10003

The present principal business of each of Sharing, Sharing 2 and Sharing 3 is to make investments. The present principal occupation of Mr. Goldfield is investor.

(d)        No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Goldfield is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Statement is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

On March 11, 2021, the Issuer consummated the transactions (the “business combination”) contemplated by that certain Merger Agreement, dated as of December 21, 2020, by and among the Issuer, Beam Merger Sub Inc., a Delaware corporation (“Merger Sub”) and Ouster Technologies, Inc. (f/k/a Ouster Inc.), a Delaware corporation (“Old Ouster”) (the “Merger Agreement”), whereby Merger Sub merged with and into Old Ouster, with Old Ouster surviving the merger as a wholly owned subsidiary of the Issuer. Contemporaneously with the closing of the Business Combination, the Issuer was renamed “Ouster, Inc.” At the effective time of the business combination (the “Effective Time”), among other things, stock consideration in the form of Common Stock was issued to the then-current stockholders of Old Ouster, including the shares of Common Stock reported in this Statement.

In connection with the Merger Agreement, the Reporting Persons entered into that certain Support Agreement, dated as of December 21, 2020, with the Issuer and certain other parties (the “Support Agreement”) pursuant to which the Reporting Persons agreed to, among other things, vote their shares of Old Ouster in favor of the business combination. The Support Agreement terminated at the Effective Time.

The Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in shares of Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such shares of Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will continue to monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may continue to discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, regulators, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of shares of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth above, as of the date hereof, none of the Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)        The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of March 11, 2021.

(b)        The number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows 7 through 10 of the cover pages hereof.

(c)        Except as set forth herein, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d)        No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e)        Not applicable.

 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Statement is incorporated by reference in Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, by and among Sharing, Sharing 2, Sharing 3 and Jacob Goldfield, dated as of March 23, 2021.*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2021

Jacob Goldfield

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield

SHARING LLC OUSTER PS

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield
Title: Managing Member

SHARING LLC OUSTER 2 PS

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield
Title: Managing Member

SHARING LLC OUSTER 3 PS

By:	/s/ Jacob Goldfield
Name: Jacob Goldfield
Title: Managing Member